Exhibit 99.1

VivoPower International PLC Announces Appointment of Kim Lawrence to the Advisory Council

LONDON, September 28, 2020 (GLOBE NEWSWIRE) - VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce the appointment of Kim Lawrence to the VivoPower Advisory Council.

Based in Brisbane, Australia, Kim is a clean tech innovation specialist with a passion for renewable energy, battery storage and electric vehicles. She provides commercialisation focused advice and governance through several board and advisory committee appointments including as a member of the Federal Government’s Australian Renewable Energy Agency (ARENA) Advisory Panel and a director of solar developer Luminous Energy Australia. Kim has wide ranging commercial experience encompassing energy, mining, commodity and banking sectors both within the private sector and government enterprises. In her prior executive roles at Clean Energy Finance Corporation (CEFC) and Low Carbon Australia, she was a leader in the design and delivery of clean energy debt products and funding aggregation vehicles for low emissions vehicles, energy efficiency upgrades and rooftop solar technologies. Prior to these roles, Kim was an investment banker with Macquarie in New York and Sydney, focused on the mining and energy sectors. She is also a qualified solicitor.

Executive Chairman and CEO of VivoPower, Kevin Chin commented, “I am delighted to welcome Kim to the VivoPower Advisory Council. Her knowledge of the Australian battery storage, electric vehicle and renewable energy ecosystem combined with her extensive experience in the mining, commodity and energy sectors are going to be invaluable to VivoPower’s strategy.”

VivoPower Advisory Council member, Kim Lawrence commented, “I am pleased to be joining the VivoPower team and look forward to helping them execute on their commercial electric vehicle, battery storage and sustainable energy solutions strategy in Australia.”

About VivoPower

VivoPower is an international battery technology, electric vehicle, solar and critical power services company whose core purpose is to deliver sustainable energy solutions to its customers. VivoPower is a certified B Corporation and has operations in Australia, the United States, and the United Kingdom.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the United States federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the potential timing and completion of the Tembo acquisition, including the entry into a definitive agreement with Tembo, and the related potential global addressable market. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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shareholders@vivopower.com